st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225
Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

2 June 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC"):

- Market Briefing
- St.George Prices European Securitisation Issue
- St.George Bank Chairman to Retire
- Presentation to Melbourne Shareholders
- New Issue Announcement
- ASIC Form 484
- ASIC Form 208

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1278.

Yours sincerely

Michael Bowan
Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	922
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 May 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
509,782,058	Ordinary shares
3,000,000	PRYMES
10,547	Redeemable preference borrower share
359,095	Redeemable preference depositor share
2	Perpetual Notes

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 1/6/2004

Print name: Michael Bowan

== == == == ==

Australian Securities & Investments Commission

RECEIVED
2004 JUN -8 A 9:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

SUPPL

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
ST. GEORGE BANK LIMITED

ACN/ABN
92 055 513 070

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
ELEANOR HUTTON

ASIC registered agent number (if applicable)
14475

Telephone number
(02) 9236 2832

Postal address
LEVEL 8 / 182 GEORGE STREET
SYDNEY NSW 2001

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
MICHAEL BOWAN

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
02/06/04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	922	NIL	

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

31/05/04

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

ASIC registered agent number: 14475
lodging party or agent name: ST GEORGE BANK LIMITED
office, level, building name or PO Box no.:
street number & name:
suburb/city: state/territory: postcode:
telephone: ( )
facsimile: ( )
DX number: suburb/city:

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name: ST. GEORGE BANK LIMITED
A.C.N.: 92 055 513 070

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	922	31/05/2004

class code	total number of shares issued	date of issue (d/m/y)

class code	total number of shares issued	date of issue (d/m/y)

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y): / /
parties to the contract:
nature of the contract:

☐ **The issue was made under written contract.**

date of the contract (d/m/y): / /
parties to the contract:
nature of the contract:

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution **and/or** replaceable rules:

☐ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.**

or

☐ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	**$**

☒ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details: THE SHARES WERE ISSUED TO ST. GEORGE BANK LIMITED STAFF UNDER THE TERMS OF THE EXECUTIVE PERFORMANCE SHARE PLAN APPROVED BY SHAREHOLDERS AT THE ST. GEORGE BANK LIMITED ANNUAL GENERAL MEETING HELD ON 3 FEBRUARY 1998.

Signature

I certify that the information in this form is true and complete.

print name MICHAEL BOWAN capacity

sign here [signature]

COMPANY SECRETARY 2/6/04.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

FILE NO. 82-3809

Melbourne Shareholders' Meeting

Frank Conroy
Chairman

Gail Kelly
Managing Director

31 May 2004

st.george

Agenda

Chairman's Comments	– Frank Conroy
Results Highlights	– Gail Kelly
Strategy Overview	– Gail Kelly

st.george

Chairman's Comments

Frank Conroy
Chairman

St.George

Profit result

	Mar 2004	Mar 2003	% Change
Profit available to ordinary shareholders	$354m	$298m	18.8
Earnings per share	160.0¢	140.6¢	13.8
Return on equity	21.6%	20.4%	
Dividend	60¢	45¢	33.3

St.George

Capital management

- Step change in dividend
- $2 billion in securitisation
- US$400 million subordinated note raising
- Dividend Reinvestment Plan continues to operate
- $250-300 million raising of non-ordinary equity proposal

st.george

Sell Back Rights

- April 2004, Federal Court determined that affected shareholders should not be taxed on the value of the rights
- Commissioner of Taxation lodged an appeal in May
- Decision expected next year and Bank will continue to update shareholders

st.george

Outlook

- Earnings per share growth target increased from a range of 10 to 11% to a range of 11 to 13%
- Target remains of achieving double-digit earnings per share growth in 2005

st.george

FILE NO. 82-3809

Melbourne Shareholders' Meeting

Gail Kelly Managing Director

31 May 2004

st.george

Agenda

Result highlights

Strategy overview

st.george

We have delivered a quality result

- Strong revenue growth
- Effective cost management
- Robust interest margin
- Superior credit quality maintained
- Effective implementation of strategy
- Earnings target upgrade

st.george

Profit result

	Mar 2004	Mar 2003	% Change
Profit available to ordinary shareholders	$354m	$298m	18.8
Earnings per share*	160.0¢	140.6¢	13.8
Return on equity*	21.6%	20.4%	
Expense to income*	48.1%	49.2%	
Dividend	60¢	45¢	33.3

st.george

*Calculated before goodwill amortisation. EPS and ROE are annualised

Sustained financial performance


$m
NPAT^
354
360
300
240
180
120
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
¢
EPS*
160
180
150
120
90
%
ROE*
21.6
22
20
18
16
14
%
Expense/Income ratio*
64
56
48.1
48
40

^After preference dividends and before significant items
*Calculated before significant items and goodwill amortisation

Building income


Net-interest income
Non-interest income
11.7%
6.0%
$m
794
800
700
600
500
$m
475
475
400
325
250
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

Total income growth 9.5%

Percentages Mar-03 to Mar-04

15

Supported by growing business volumes


Total lending*
19.4%
$bn
64.4
65
55
45
35
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04


Total retail deposits
9.5%
$bn
34.9
35
25
15
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

*On and off balance sheet

Percentages Mar-03 to Mar-04

16

Margin management remains a strength


Interest margin
%
3.0
2.8
2.6
2.4
2.2
2.0
2.74
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

FILE NO. 82-3809

Excellent credit quality

17

Non-accruals/Total receivables



Average of the 4 Majors
St.George
%
1.0
0.8
0.6
0.4
0.2
0.0
0.44
0.11
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

- Asset quality across Group continues to be excellent
- Bad debts/average total receivables stable at 0.20%*

*Annualised

Robust managed funds growth

18

Total managed funds



28%
$bn
24
18
12
6
22.6
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

- SEALCORP funds under administration up 30%
- Advance funds under management up 23%

Percentages Mar-03 to Mar-04

Step change in dividend payout


¢
65
55
45
35
25
31
34
38
42
45
50
60
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

- **Sustainable increase in dividend payout**
- **Final dividend expected to be at least 60¢**
- **Dividends fully franked**
- **Dividend reinvestment plan continues**

STRATEGY OVERVIEW

Business priorities update

Differentiating on service

Outlook

Strategic framework: Remains in place

- Deepen and strengthen relationships with customers in our chosen markets
- Leverage specialist capabilities for growth
- Creatively differentiate on service
- Accelerate and empower relationship selling
- Build team and performance culture
- Optimise cost structure

2004: Delivering on our priorities

- Home loans – Improved business outcomes
- Middle market – Continued high quality growth
- Wealth management – Delivering superior performance
- Productivity management – Disciplines embedded
- Team – Stable, high quality and aligned
- Integrated sales and service – 2nd stage of program launched
- Victoria – Targeted growth strategy underway

Home loans: Meeting the challenges

Residential receivables



19.4%*
$bn
50
40
30
Sep-02
Mar-03
Sep-03
Mar-04

- Growth of 14.7% in 1H 2004^
- Flow restricted in December quarter to address service levels
- Strong February and March performance
- Expect to exceed system growth for 2H 2004

^Sep-03 to Mar-04 annualised
*Percentages Mar-03 to Mar-04 include securitised loans

Middle market: Sustainable, high quality growth

Total middle market receivables


26.9%*
$bn
12.0
10.0
8.0
6.0
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

Impaired assets/ total middle market receivables


%
0.8
0.6
0.4
0.2
0.0
0.19%
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

*Percentages Mar-03 to Mar-04
Middle market segment criteria unchanged

Growing customer relationships

Products per customer


%
7.0
5.5
4.0
2.5
2.9
5.8
3.2
6.4
3.4
6.5
3.5
6.7
Sep-02
Mar-03
Sep-03
Mar-04
Total IBB
KARM Customers*

Market share^


%
6.0
5.5
5.0
4.5
4.0
4.2
4.5
4.9
5.2
5.5
5.8
Dec-01
Feb-02
Aug-02
Feb-03
Sep-03
Jan-04

*KARM – Key account relationship management
^East & Partners Ltd – Australian Commercial Transaction Banking Markets

A simple formula well executed



Satisfaction with relationship manager*
Willingness to recommend*
Expected churn^
%
100
75
50
25
0
68
83
Average of Majors
St.George
%
100
75
50
25
0
67
87
Average of Majors
St.George
%
20
15
10
5
0
18.7
2.4
Average of Majors
St.George

*Source: Jones Donald Customer Satisfaction Survey
^East & Partners Australian Mid-Corporate Transaction Banking Markets

Wealth Management

- A clean and focused value creating portfolio
- Solid earnings and strong operating achievements
- Broadening distribution organically
- Well positioned in the value chain to grow
- Ongoing investment in product and service propositions
- Strong risk management and compliance culture

SEALCORP: A growth business

Funds under administration


30%
$bn
16.6
17
15
13
11
9
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

- Geoff Lloyd appointed CEO
- DIY fund administration launched in Feb-04
- Asgard 'Elements' Mastertrust launched in Mar-04
- Wrap funds under administration $1.7bn
- Mastertrust experiencing steady growth and stable margins

st.george

Percentage Mar-03 to Mar-04

GOLD: Driving uplift in sales

Number of customers


(k)
150
100
50
0
64
80
106
138
Sep-02
Mar-03
Sep-03
Mar-04

- Customer retention 98%
- Satisfaction high and increasing
- Gold model now focused on acquisition and retention
- Residential loans written by GOLD relationship bankers increased by 95% Mar-03 to Mar-04
- Wealth cross-sell remains challenging

st.george

Private Bank: Quiet achiever

- Real alternative to the majors
- Niche positioning
  - Customer numbers have grown by 57% since Oct-02
  - High levels of customer satisfaction and retention
- Products per relationship
  - Tier one: 8
  - Tier two: 4
- Wealth and funds under advice growing strongly
  - Wealth sales up 68%
  - Funds under advice up 64%

st.george

Percentages Mar-03 to Mar-04 unless stated otherwise

Victoria, Queensland and Western Australia

Business volumes growth

State	Residential %	Middle Market %	Total Asset Growth %	Liabilities %
Queensland	32	33	32	15
Victoria	26	21	25	18
Western Australia	27	23	26	34

- Targeted segment approach
- Measured infrastructure build underway
- 56 additional people since Sep-03
- Victoria
  - 4 new sites YTD
  - 4 new sites planned
  - 20 new ATMs planned

Sustainable and profitable growth

st.george

Percentages Mar-03 to Mar-04

Continuous Productivity Management

Group

- Rigorous financial analysis
- Cross-divisional investment review
- Disciplined planning process and forecasting regime

Front office

- Process simplification increasing capacity by equivalent of 150 staff
- Call centre redesign delivering increased productivity and service

Back office

- Mortgage services project delivering service and cost benefits

Infrastructure and corporate service

- Eliminating duplicative systems
- Achieving procurement and property efficiencies
- Driving internal charging disciplines

Integrated Sales and Service



Recruitment & Selection
Retail Operations
Skilling, Coaching & Performance Management
Customer
Financial Reporting
Incentives & Recognition
Service Standards
Tracking and Reporting

1st phase roll out Jul-03 to Sep-03
2nd phase launched in Mar-04

- Rolled out across the Group
- Simple and consistent framework
- Encompassing targets, outcomes, measurements and rewards
- Supported by training and coaching
- Putting the customer at the centre
- Empowering our people

ISS: Key components in place

- Empowering our people:
  - Structures aligned in network to lift profile of branch mangers
  - Branch managers skilled to 'manage their businesses'
  - Market plans introduced to drive ownership at local level
  - 'EnAct' CRM system deployed to enable focus on customer value and profitability
- Daily, monthly, quarterly, annual tracking and reporting at every branch around key sales and service metrics
- New reward and recognition system for managers and frontline staff
- New recruitment and induction processes aligned

Business priorities update

Differentiating on service

Outlook

Customer service strategy

- Focusing on target customer needs
- Investing in our people
- Creating a culture of continuous improvement
- Building a sustainable future on strong foundations

Work program accelerated

Customer satisfaction is important... ...but not enough

- Loyalty and retention drive customer economics
- Satisfaction and retention are weakly correlated
- Satisfaction and customer value growth are weakly correlated
- Customers who are advocates have larger footings and hold more products
- Customers who are advocates are powerful referral sources

Source: Independent market research and St.George GDW

Business framework for driving earnings

Engaged People + **Great Customer Experience** = **Superior Financial Results**

Compelling place to work	Compelling place to bank	Compelling place to invest
• An inspiring vision • Right people, right roles • Empowered workplace • People who are passionate about the Group's brands • Clear consistent communication	• Targeted approach • Compelling propositions • Customers who stay and do more • Customers who advocate St.George • Differentiated positioning	• Superior financial results over time • Consistent, superior growth profile • Self sustaining platform

st.george

'Working with the grain' of the organisation

- Taking people with us
- Ensuring ownership and accountability at every level
- Using existing vehicles and programs
- Measuring and reporting regularly
- Taking manageable steps
- Minimising operational risk through execution disciplines
- Balancing short term priorities with medium term build

st.george

Business priorities update

Differentiating on service

Outlook

st.george

Full year profit outlook

- Strong underlying momentum
- Housing market moderating
- Yield curve steepening
- No property sales expected in 2H 2004
- Continued impact on interchange fees
- Continued investment in future growth

Full year EPS target revised upwards

st.george

Targets: FY2004 and FY2005

EPS growth 2004	Upgraded to 11-13%
EPS growth 2005	Double digit
Cost to income	Sub 50%
Capital	Tier one 7.0-7.5%
Credit quality	Maintain positive differential to majors
Customer satisfaction	Maintain positive differential to majors

st.george

In conclusion

- Quality operational result
- Confidence in the future
- Increased focus on customer service differentiation

st.george

st.george

For further information visit

www.stgeorge.com.au

news release

st.george

28 May 2004
RE050504

St.George Prices European Securitisation Issue

St.George Bank Limited announced today the pricing in London of Crusade Euro Trust No. 1E of 2004, its first Euro denominated Mortgage-Backed Securities issue (and thirteenth overall) under the Crusade securitisation programme.

In total, Mortgage-Backed Securities with a value of approximately A$1.5 billion will be issued. The €500 million senior Class A1 tranche priced at 3 Month Euribor plus 14 basis points. The A$600 million senior Class A2 tranche, upsized from the announced A$500 million, priced at 3 Month BBSW plus 23 basis points. The Class B subordinated tranche totalled €7.3 million and the Class C subordinated tranche totalled A$20.4 million. The senior tranches are expected to be rated AAA by Standard and Poor's and Aaa by Moody's Investor Services. The Euro tranches of the issue will be listed on the Irish Stock Exchange.

The Euro senior tranche was Joint Lead Managed by Barclays Capital (Sole Bookrunner) and Societé Génerale, London Branch. Barclays Capital, Societé Génerale Australia Branch and St.George Bank acted as Joint Lead Managers on the Australian Dollar senior tranche.

Media Inquiries:

Greg Kenny
General Manager, Group Treasury and Capital Markets
w (02) 9320 5507
m 0411 439 640

Roger Desmarchelier
Executive Manager, Head of Group Securitisation
w (02) 9320 5605
m 0412 497 348

ENDS

news release

st.george

31 May 2004
RE060504

St.George Bank Chairman to retire

The Chairman of St. George Bank, Mr. Frank Conroy, announced today that it is not his intention to seek re-election as a director this year and will retire from the Board at the conclusion of the Bank's Annual Meeting in December.

Mr. Conroy told Bank shareholders at the half year information meeting held in Melbourne:

"For the past twenty years or more, I have been in a senior corporate role either as an executive or a public company director, including the position of chairman. Over the last twelve years, my corporate and public life has required me to spend considerable time away from my home.

"My wife and I have decided that while we both continue to enjoy good health, it is time to bring this part of my life to a close and step down from all corporate and public commitments."

He said that a process is already in place for the Board to attend to the succession arrangements for the position of chairman. Over coming months, two new directors will be appointed to the Board, one of whom will fill the vacancy caused by the former Deputy Chairman, Mr. John Mallick, who retired last year.

Mr. Conroy joined the Board of St. George Bank in 1995 and was appointed Chairman in 1996.

Ends...

Contact

Jeremy Griffith, Corporate Relations, 02 9236 1328 or 0411 259 432

CHAIRMAN'S REMARKS TO MELBOURNE SHAREHOLDERS
ON MONDAY 31 MAY 2004

RECEIVED
2004 JUN -8 A 9:50
INTERNATIONAL CORPORATE FINANCE

It is very pleasing to report the performance of the St. George Group to shareholders for the half year to 31st March.

Profit available to ordinary shareholders, that is, after providing for the dividends to our preference shareholders and allowing for the payment of taxation, was $354 million compared with $298 million for the corresponding period last year. This represents an increase of almost 19 per cent.

Earnings per share increased from 141 cents to 160 cents, or 14 per cent and the annualised return on average ordinary equity, before the amortisation of goodwill, increased from 20.4 per cent to 21.6 per cent.

The Directors have declared a fully franked interim dividend of 60 cents per ordinary share. The dividend will be paid to shareholders on 2nd July. We have already indicated to the market that the Directors expect the final dividend to be at least equal to the interim dividend. I should like to comment further on the interim dividend in a few moments.

These results were announced to the Australian Stock Exchange on 4th May and shareholders will have been pleased with response by the market generally on the day and the uplift in the share price.

As Mrs. Kelly will outline in more detail to you today, this excellent result has been achieved by increasing revenue across all facets of the business, while improving overall efficiency ratios and maintaining the Bank's very good record for credit quality.

To a greater extent, the result also reflects the success of the Bank's ongoing strategy of focussing on organic growth to produce a superior performance and improved returns for shareholders. When we use the term "organic", we mean that we look to our existing customers to conduct more business with the Bank and seek further new business using our established brand and business model, rather than necessarily resorting to acquisitions.

Mrs. Kelly and her management team have several work programmes in progress across a variety of priority areas within the Bank that, over time, will enable the Bank to continue the momentum already achieved.

Your Directors monitor closely the implementation of this strategy and receive regular reports and presentations during meetings of the Board.

As usual, the Bank has managed its capital position strongly over the past six months. Several initiatives have been undertaken including the completion of a $2 billion securitisation of residential loan receivables, a $24 million perpetual note issue to support the Bank's New Zealand operations, a US$400 million subordinated note raising in the United States and the issue of 3.3 million ordinary shares for $63 million under the Bank's Dividend Reinvestment Plan.

The Dividend Reinvestment Plan will continue for the interim dividend with no discount to apply.

These capital management actions will be supplemented by the proposed raising of approximately $250 to $300 million of new capital in a form other than ordinary equity during July this year. All shareholders will have the opportunity to participate in the raising.

The purpose of the raising is to maintain the Tier 1 capital ratio at the Bank's target level of between 7 and 7.5 per cent. It will also offset the effect of a change to the requirements of our regulator, the Australian Prudential Regulatory Authority, which compels banks to deduct certain capitalised expenses, such as home loan broker commissions, from our regulatory capital. In the Bank's case, the amount of capitalised expenses subject to the deduction as at the end of the first half was $167 million.

I mentioned earlier that the Directors had declared an interim dividend of 60 cents per share. This was a step change in the level of dividend, which was 45 cents in the first half last year and 50 cents in the second half.

While there are many elements to consider when the Directors declare a dividend to be paid from the results each half year, an important consideration is the amount of earnings to be retained to add to the resources of the Bank's overall capital to support future growth of the business. In other words, the level of dividend paid is very much part of the Bank's capital management activity.

CHAIRMAN'S REMARKS TO MELBOURNE SHAREHOLDERS
ON MONDAY 31 MAY 2004

As taxation is paid each year, the Bank accumulates franking credits that are passed on to the benefit of shareholders relative to the amount of dividends paid.

It is, therefore, a matter of balance and judgment for the Directors to set a dividend level that supports growth in the Bank's balance sheet, but at the same time provides shareholders with a reasonable return and the benefit of franking credits.

On this occasion, the Directors decided to demonstrate a clear indication that they have confidence in the momentum of the Bank's performance. As I have already commented, the Directors have indicated that the final dividend is expected to be at least equal to the interim dividend.

Back in February 2001, the Bank granted sell back rights to effect an off-market buy back of its ordinary shares. The Australian Taxation Office subsequently issued a class ruling stating that shareholders who received sell back rights would be liable for income tax on the market value of the rights. The Bank has funded litigation on behalf of shareholders to challenge the class ruling.

CHAIRMAN'S REMARKS TO MELBOURNE SHAREHOLDERS
ON MONDAY 31 MAY 2004

On 14th April this year, the Federal Court handed down its judgment in the test case on whether shareholders should be taxed. The Court held that the affected shareholders should not be taxed on the value of the rights.

Earlier this month, the Commissioner of Taxation lodged an appeal to the Full Federal Court against the decision. A hearing date has not been allocated for the appeal and the matter may not be heard until later in the year with a decision in early 2005.

The Bank continues to advise affected shareholders to take no further action until the appeal process is complete.

Recent economic data continue to illustrate the resilience of the economy in Australia. Inflation remains at a low level, employment gains have been strong and the unemployment rate is at an historically low 5.6 per cent. As a result, both consumer spending and business investment have been robust. If implemented, the tax cuts outlined in the Federal Budget earlier this month should provide support for consumer confidence.

CHAIRMAN'S REMARKS TO MELBOURNE SHAREHOLDERS
ON MONDAY 31 MAY 2004

As a consequence, the Bank remains generally optimistic for continued economic growth.

Although the price of oil maintains a high level, major world economies should experience solid growth over the next two years. The risk of the external economies affecting conditions in Australia is somewhat less now that this time last year.

For a bank the size of St. George, the prospects for the domestic economy are favourable for the strategies Management has in place and you will hear more of this shortly.

We have already informed the market that based on the strong first half result and the positive economic outlook for the remainder of the year, the earnings per share growth target for 2004 has been increased from a range of 10 to 11 per cent, to a range of 11 to 13 per cent. The target remains of achieving double-digit earnings per share growth in 2005.

The revised growth target for 2004 has taken into account the impact of a steepening short - term yield curve which affects the Bank's cost of wholesale funding relative to the revenue earned from interest on loans.

In addition, the Bank faces increasing legal and regulatory compliance costs and continued investment expenditure to progress business priorities. While there will not be any gains from the sale of land and buildings in the second half, shareholders will benefit from the sale of the Bank's investment in the company, Cashcard, which is expected to be $12 million after tax.

I should now like to turn to a personal issue.

For the past twenty years or more, I have been in a senior corporate role either as an executive or a public company director, including the position of chairman. Over the last twelve years, my corporate and public life has required me to spend considerable time away from my home.

My wife and I have decided that while we both continue to enjoy good health, it is time to bring this part of my life to a close and step down from all corporate and public commitments.

Accordingly, I have informed the Directors at our monthly Board Meeting this morning that it is my intention not to seek re-election as a

director this year and will retire from the Board at the conclusion of the Bank's Annual Meeting of shareholders in December.

In my remarks to shareholders at the Annual Meeting last year, I mentioned that the Board proposed to appoint an additional director to fill the vacancy caused by the retirement of Mr. John Mallick. A process is in place for the Directors to attend to the succession arrangements for the position of Chairman and the appointment of two new directors over coming months.

I have been immensely proud to serve as a director on the Board of St. George Bank and, since 1996, as the Chairman of the Board. I know I will be leaving at the end of the year with confidence that the Bank is in very good shape to face the future.

It has always been a pleasure to chair these proceedings in Melbourne each interim results period and to meet with our shareholders and customers. I have valued your continuing interest in the affairs of the Bank and support for the Directors and Management.

CHAIRMAN'S REMARKS TO MELBOURNE SHAREHOLDERS
ON MONDAY 31 MAY 2004

As this will be my last occasion to address Victorian shareholders directly, may I convey my appreciation for the support and courtesy you have shown me at these meetings and wish shareholders well for the future.

FILE NO. 82-3809

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages(Includes this page):	28
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Market Briefing**
Date Sent:	26 May 2004

I attach a Market Briefing currently being presented to analysts by St.George Bank Senior Executives. The slides will be made available on the Bank's website. The Briefing and question and answer session is also being webcast on the Bank's website at www.stgeorge.com.au.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Integrated Sales & Service

Market Briefing
St.George Bank

26 May 2004
Shangri-La Hotel, Sydney

st.george

ISS market briefing agenda

Introduction:	Gail Kelly
Group overview:	Andrew Thorburn
Retail banking:	Tony Pescott
Retail banking summary:	Andrew Thorburn
Business banking:	David Gall
Interactive session	
Panel Q&A session	
Conclusion:	Gail Kelly

st.george

Gail Kelly
Managing Director
St.George Bank

St.George

Strategic framework

- Deepen and strengthen relationships with customers in our chosen markets
- Leverage specialist capabilities for growth
- Creatively differentiate on service
- Accelerate and empower relationship selling
- Build team and performance culture
- Optimise cost structure

St.George

Group priorities

- Home loans
- Middle market
- Wealth management
- Productivity management
- Team
- Integrated Sales & Service
- Victoria

st.george

Andrew Thorburn
Group Executive, Personal Customers
St.George Bank

st.george

Integrated Sales & Service


People – Structural realignment
People - Development
Retail operations
ISS processes
Tracking and reporting
Property
People - Rewards and recognition
Financial reporting
Service standards

Integrated Sales & Service is a practical system of disciplines and processes that enable our people to best serve our customers

Integrated Sales & Service and St.George

- Different starting position
- Building on our strong service culture
- Targeting customer value and needs
- Driving long term profitable customer relationships
- Focus on building to last
- Group wide integrated approach

Focusing on the right customers, with the right people, who have the right skills and attitude

Focused on the customer

9

Sales and service – two sides of the same coin

Providing great customer experience through engaged people and exceptional service



Provides value-added solutions tailored to the customer

Customers feel not just valued but also understood

Our approach has changed

10

Volume-based	→	Value-based
Siloed	→	Integrated approach
Product-centric	→	Customer-centric
Top-down driven	→	Bottom-up ownership
Few common platforms	→	Disciplined, consistent, integrated processes
Ad-hoc approach	→	Phased, sustainable journey

FILE NO. 82-3809

Building a sustainable process

11


Who are we targeting?
Opportunity targeting
How will we reach them?
Targeted tactics
Re-skilled action
Are we ready to make contact?
Management practices
Are we organised?
Value measurement
Are we learning before we do it again?

Source: 2003 Carreker Corporation

Focusing on key strategic drivers

12

One or more of the following strategies are used to target identified customer groups:

Retain the right customers

Expand the right customers

Attract the right customers

Cost Manage the right customers

Proactive, strategic use of branch based CRM technology – 'EnAct'

Source: 2003 Carreker Corporation

ISS – Key enabler of our customer strategy

Engaged People + **Great Customer Experience** = **Superior Financial Results**

Compelling place to work

- Quality training time
- Front line empowerment and ownership
- Recruitment, induction and development focus
- Meaningful incentives and recognition programs
- Performance management emphasis and coaching

Compelling place to bank

- Customised profiling based on customer needs
- Targeted campaigns
- Rigorous and regular measurement of customer experience and feedback

Compelling place to invest

- Targeted customer increase
- More effective cross-selling outcomes
- Retention of key customers and product balances
- Increased profit per customer

St.George

Retail Banking

Tony Pescott
General Manager, Branch Banking & Contact Centre
St.George Bank

St.George

Targeting leadership in sales and service

15


Our goal: Leaders in the field of sales and service
Achievements
mISSion 1
Building the foundation
mISSion 2
Strengthen and Expand
Ongoing mISSion phases
2003
2004
2005
2006

mISSion = moving Integrated Sales & Service into opportunities now

Key components

16


People – Structural realignment
People - Development
Retail operations
ISS processes
Tracking and reporting
Property
People - Rewards and recognition
Financial reporting
Service standards

People – Structural realignment

17


Individual streams
One local team
Customer Service Manager
Lender
Wealth Advisor
Small Business Banker
Branch Manager
Personal Banker
Wealth Advisor
Small Business Banker

We are now structured to drive
a sales and service culture

People – Development

18

- mISSion 2 focused on specific skills:
  - Customer value propositions
  - Profiling
  - Overcoming objections and obstacles
  - Running effective sales meetings
  - Using performance boards to track and drive sales
- Developing branch managers to 'manage their businesses'
- Building knowledge and confidence of frontline staff through training, skilling and coaching
- Recruitment and induction processes aligned to sales and service

Tracking and reporting

- 90 day market plans targeting specific customer groupings
- Daily, monthly, quarterly and annual tracking at every branch around key sales and service metrics – actuals against targets
- Performance Boards to capture goals and drive results – completed every day in every branch by the team
- Weighted score system that links directly to the reward and recognition system

Total weighted score matrix


%
100
95
90
85
80
75
70
Largely due to seasonal drop-off in transaction and investment accounts
Oct 2003
Nov 2003
Dec 2003
Jan 2004
Feb 2004
Mar 2004
Apr 2004

Service + referrals + sales = total weighted score

People – Rewards and recognition

Recognising and rewarding sales and service

Local level	+	Formally structured

Local level

- 'Catching people doing things right':
- Group executive 'buddies' for each region
- Monthly and quarterly reward and recognition programs at area and regional level

Formally structured

- Group wide service and sales reward programs
- Structured and meaningful incentive schemes for:
  - — teams
  - — specialists eg personal bankers and planners
  - — Branch Managers – can earn an incentive up to 30% of base salary

Service standards

- Driving positive staff behaviours by evaluating from a customer perspective:
  - —'Approaching the Bank'– exterior and promotional material
  - —'Entering the Bank' – signage and service area
  - —'Staff Presentation' – grooming and corporate wardrobe
  - —'Obtaining Service' – waiting time and greetings
  - —'Transaction' – product knowledge and eye contact
- Regular tracking and feedback of real customer experiences

Understanding and measuring what customers value

FILE NO. 82-3809

23

Service standards survey



Branch banking
%
Average score of branches
95
90
85
80
75
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Measures changed to promote different targeted outcomes

44% of branches achieving maximum score in May-04 up from 4% in Aug-03

24

Branch Manager reward system

People outcomes
- training and development
- satisfaction and engagement
- turnover
- absenteeism

Customer outcomes
- branch service standards assessed monthly
- regular customer feedback surveys
- complaints and compliments monitoring

Results outcomes
- weighted score matrix
- balance growth and retention
- cost management
- contribution to profit

Effective implementation of ISS
- market plans
- using the processes and disciplines
- driving innovation at local levels

Further key initiatives



- Continuous branch process improvements creating capacity for better customer service – the equivalent of 150 people to date
- Review of branch image, layout and design, eg. Wynyard
- Rollout of new teller system underway, to be completed Sep-04
- New corporate wardrobe launching Jul-04
- Contact centre redesign

st.george

Early days but encouraging signs

- ISS rollout:
  - mISSion 1 rolled out Jul-03 to Dec-03
  - mISSion 2 rolled out Mar-04
- Three leading areas:
  - Branch referrals and sales
  - BankSA referrals and sales
  - Contact centre redesign, referrals and sales

st.george

Driving value through quality referrals

- Targeting higher value customers – Gold/Tier One
- Wealth referrals and conversion ratios strongly emphasised in weighted score matrix
- Referral and conversions measured at individual, branch, area and regional levels
- 'EnAct' CRM technology and disciplined sales protocols driving sales activities
- Teams working together – Branch/lender/planners

Lifting branch referral & conversion metrics

Branch sales from referrals


(k)
30
25
20
15
10
5
0
Launch of mISSion 2 processes and disciplines
6 months to Jun-03
6 months to Dec-03
5 months to date

Branch wealth referrals


#
4000
3500
3000
2500
2000
1500
Branch wealth referral conversion rate up 60%*
Dip due to lifting of referral quality
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04

*Since roll out of ISS

ISS in BankSA – Positive leading indicators

Sales and referrals*


%
175
125
75
25
-25
155
36
40
19
20
15
35
-22
General insurance sales
Business insurance sales
Wealth referrals
Lending referrals
Non-ISS control group
ISS

- ISS launched in Sep-03
- Demonstrable change in behaviour already evident
- Improved results generated by:
  - Increased staff skill levels
  - Rigorous management routines
  - Local input to market plans

*Graph shows percentage change Q2 over Q1

Contact centre redesign

- 'First Point Resolution' through multiskilling of consultants
- Six step process driving customer needs identification
- Driving performance accountability through tighter measurement of key metrics eg referrals – actual versus target
- Ensuring a greater customer experience by emphasising 'talk time' over 'calls per hour'
- Faster, more streamlined sales and service via speech recognition system launching in Jun-04
- Individual/team ownership of script design processes
- Staff engagement and satisfaction at all time high levels

Contact centre redesign driving sales

Referrals


#
3100
2800
2500
2200
1900
1600
1300
ISS initiatives implemented
1837
1685
1591
1737
2548
3094
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04

Conversion ratios


%
55
45
35
25
30
36
41
48
45
50
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04

ISS in contact centres already delivering

In summary...

Integrated Sales & Service

=

'a new way of doing business'

ISS: One year on

Andrew Thorburn
Group Executive, Personal Customers
St.George Bank

A new way of doing business

	One year ago	Today
Ownership	• Centrally controlled — little local ownership • 'This is my place of work' attitude	• Branch 'key pivot' points in strategy creation and execution • Branch Manager driving business and leading people • Ownership by Branch Managers – 'this is my business' attitude
Rewards & recognition	• Ad hoc, limited • Minimal focus on frontline	• Remuneration based on performance and balanced scorecard • Team and individual incentive payments • Strong local and central recognition programs
Sales and service tools	• Locally designed • Limited in structure and scope • Reactive	• Standardised, 'bank wide' tools eg market plan process and profiling • Consistent language • Proactive and disciplined

FILE NO. 82-3809

A new way of doing business

	One year ago	Today
Knowledge, skills and development	• Training and development 'whenever possible' • Focus on technical skills, with minimal focus on sales	• Disciplined approach enabled by 9.30am opening • Focus on developing 'people and leadership' skills • Comprehensive coursework covering sales and service
Sales and service meetings	• Unstructured, ad hoc • Optional • Main focus on inputs and product sales	• Structured with clear protocols • Compulsory – 4 times per week • Focus on behaviours, measurement and outcomes • Customer centric
Targets and tracking & reporting	• Target setting process 'unsystematic' • Focus on volumes • Ad hoc, manual reporting	• Daily, monthly, quarterly, annual automated tracking • Customer value focus – Tiers 1-4 • Weighted score concept

st.george

Institutional and Business Banking

David Gall
General Manager, Sales and Distribution
St.George Bank Limited

st.george

Strong foundation in place

- Market leading service model (KARM)
- Complete product offering
- High levels of customer loyalty and retention
- Focused expertise around 6 key industries
- Retention of highly skilled relationship managers
- Increasing brand awareness

Targeting middle market customers

KARM = Key Account Relationship Management

Strengthening customer relationships

KARM in action



%
100
75
50
25
0
68
83
67
87
68
83
18.7
2.4
Satisfaction with Relationship Manager
Willingness to recommend
Propensity to acquire next product
Expected churn
Average of Majors
St.George

- KARM – 'our success is built on our customer success'
- Deep understanding of success drivers within our customers' businesses
- Significant investment in staff training
- Development of mutual goals and business plans with top 500 customers

Source: Jones Donald and East & Partners

Delivering strong financial outcomes

39

Total middle market receivables


26.9%*
$bn
12.0
10.0
8.0
6.0
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

- Products per customer across corporate and business banking up from 2.9 in Sep-02 to 3.5
- Products per KARM customers up from 5.8 in Sept-02 to 6.7
- Market share across business banking up from 4.2% in Dec-01 to 5.8%

*Mar-03 to Mar-04

Well positioned to maintain momentum

40

Engaged People + **Great Customer Experience** = **Superior Financial Results**

- 78%^ of staff 'satisfied'
- Low level of employee turnover
- Low levels of absenteeism
- Highly skilled and focused team
- Aligned reward and recognition scheme

- Deeper relationship with customers
- Satisfaction with relationship managers – 83% compared to 68% for majors
- Willingness to recommend – 87% compared to 67% for majors
- Propensity to acquire next product – 87% compared to 68% for majors
- Customer churn – 2.4% compared to 18.7% for majors

- Receivables growth CAGR 23% since Mar-02
- Impaired assets/total receivables 0.19%
- Products per KARM customer up 37% to 6.7 since Mar-02
- Market share up to 5.8%
- IBB segmental profit up 30% since Mar-02

^Source: St.George Employee Survey Nov-03
Percentages Sep-03 to Mar-04 unless stated otherwise
Source for comparisons to average of majors: East & Partners Ltd

ISS Building upon strong foundation

Lifting momentum by:

- **Targeted new customer acquisition**
- **Deepening relationships with existing customers**
- **Ensuring higher credit quality and lower risk**
- **Improving already high levels of retention**
- **Reducing price sensitivity**
- **Improving efficiency and productivity**

Early stages of implementation


Activity
Sep 03
Oct 03
Nov 03
Dec 03
Jan 04
Feb 04
Mar 04
Apr 04
May 04
Jun 04
• Pilot – Western Sydney
— initial training
— business plans completed
• Pilot execution against plan
• Middle Market Rollout

ISS builds upon the existing strengths

Objectives

- New customers
  - referrals from existing customers
  - employee referrals
  - targeted by industry and size
- Existing customers
  - maintain high levels of retention and customer satisfaction
  - deepen relationships
  - build and leverage customer loyalty and advocacy
- Pursue most efficient channels
- Price for value
- Maintain credit quality differential through selective sourcing of new customers
- Scale for future growth

st.george

ISS builds upon the existing strengths

Activities

- Introduction of sales disciplines
- 6 monthly business plans at relationship manager level
- Monday and Friday sales meetings
- Supported by training and coaching
- Sharing of best practice
- A common language
- Proactively sourcing referrals from existing customers

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Targeted approach driving productivity

Middle Market Source of Business Settled


ISS focus
100
75
50
25
0
69%
KARM Customers 26%
Other Customers 43%
6%
5%
13%
1%
6%
100%
Existing Customer
SGB Referrals
Customer Referrals
Own Source
Cold Call
Broker
TOTAL

ISS leverages our superior customer loyalty and advocacy

Western Sydney – Encouraging outcomes

Engaged People + **Great Customer Experience** = **Superior Financial Results**

Engaged People

- Staff satisfaction 88% - 10% higher than divisional average
- Staff turnover 0% YTD versus 16% in 2003

Great Customer Experience

- 27% of new customers referred from existing customers versus business average of 16%
- Products per customer increased from 4.3 to 4.6 over the pilot period
- Customer attrition non-existent
- Positive early measures of customer satisfaction and loyalty

Superior Financial Results

- NPBT 1H 2004 $12.7M versus $10.5M 2H 2003 – uplift of 21%
- Profit growth attained while asset growth of 16% per annum in 1H 2004 which is below previous periods
- After tax return on equity now greater than 30%

Integrated Sales & Services in IBB

- Provides a disciplined and rigorous framework for efficient growth
- Delivers outcomes that are measured and managed
- Leverages current position of superior customer loyalty
- Ensures scalability of business model
- Proactive and targeted customer acquisition model
- Initial progress highly encouraging with all aspects of performance in pilot region improving

Quality, sustainable growth

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Interactive session

Market Briefing
St.George Bank

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Market Briefing – Exhibits

Integrated Sales & Service processes

⇒ Locally implemented processes driving value

Re-skilling for action

⇒ Skills, behaviours and disciplines to drive results

Tracking and reporting

⇒ Automated daily, monthly, quarterly reporting for every branch

Rewards and recognition

⇒ Comprehensive rewards and recognition program

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Panel discussion

Market Briefing
St.George Bank

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Gail Kelly
Managing Director
St.George Bank

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Integrated Sales & Service – Key takeouts

- Effective and rigorous implementation
- Comprehensive, yet practical
- Low cost, 100% expensed
- Low risk
- Building on our service culture – customers at the centre
- Making pleasing progress
- A long way to go

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For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au